Q3 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

Pan American Silver Reports Third Quarter 2026 Financial Results
Strong Free Cash Flow Generation, $300 million Returned to Shareholders in Q3
Vancouver, B.C. - November 4, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports third quarter ("Q3 2026") financial results. The Company will host a conference call and webcast on November 5, 2026 to discuss the results; details provided further in this news release.
"Pan American continues to generate robust free cash flow. In the third quarter, we generated $377 million of Attributable(1) Free Cash Flow and returned $300 million to shareholders. Year-to-date, we have returned $701 million to shareholders through dividends and share repurchases, equivalent to $1.67 per share," said Michael Steinmann, President and Chief Executive Officer. "These returns are supported by $1.2 billion of Attributable(1) Free Cash Flow generated over the first nine months of the year and total available liquidity of $3.4 billion, including cash attributable to our interest in Juanicipio. Our strong financial position and cash flow generation enable us to provide enhanced shareholder returns, as we committed to earlier this year, and simultaneously invest in our organic growth opportunities. Our projects at La Colorada, Jacobina and Timmins are expected to enhance our production and lower our cost profile, creating long-term value for our shareholders."
"Year-to-date silver production remains within our guidance range, and Silver Segment all-in sustaining costs have been better than expected. For the full year, we expect silver production to be at the low end of our guidance range of 25 to 27 million ounces, primarily due to unplanned downtime at Huaron to repair the primary grinding mill foundation as well as from a higher ratio of gold-to-silver production at Cerro Moro. We expect full-year Silver Segment all-in sustaining costs to be towards the low end of our guidance range."
"We have revised our full-year gold production guidance to 660 to 680 thousand ounces, largely due to Jacobina where we are implementing measures to address seismicity and findings from a technical inspection by Brazil's National Mining Agency, primarily related to ventilation and secondary egress in certain areas of the mine."
The following highlights for Q3 2026 include certain measures that are not generally accepted accounting principles ("non-GAAP") financial measures. Please refer to the section titled “Alternative Performance (Non-GAAP) Measures” at the end of this news release for further information on these measures.
Q3 2026 Results:
•Net earnings of $357 million, or $0.86 basic earnings per share.
•Adjusted earnings(2) of $287 million, or $0.69 adjusted earnings per share. The main adjustments to net earnings were the removal of unrealized fair value adjustments to financial instruments (largely the mark-to-market gain on the Company's interest in New Pacific Metals Corp.) and the gain on the sale of the Larder exploration property.
•Cash flow from operations of $377 million, net of $126 million of income taxes paid and a $50 million working capital(2) build. Attributable(1) cash flow from operations was $462 million, inclusive of the Company's 44% ownership share of cash flow from Juanicipio.
•Attributable(1) Free Cash Flow(2) of $377 million, inclusive of the Company's 44% ownership share of Free Cash Flow from Juanicipio.
•Attributable(1) silver production of 6.07 million ounces, below the 2026 Quarterly Operating Outlook(3), primarily due to mine sequencing at Juanicipio and Cerro Moro. Annual silver production at Juanicipio remains within guidance.
•Attributable(1) gold production of 167.9 thousand ounces, below the 2026 Quarterly Operating Outlook(4), primarily reflecting lower than expected production at Timmins and Shahuindo.

PAN AMERICAN SILVER CORP.	1

Q3 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

•Silver Segment all-in sustaining costs ("AISC")(2)(5) of $11.21 per silver ounce, better than the 2026 Quarterly Operating Outlook(3).
•Gold Segment AISC(2)(6) of $2,281 per gold ounce, above the 2026 Quarterly Operating Outlook(3), due to lower-than-expected production and higher costs for development, labour and consumables.
•2026 silver guidance reiterated(3): production of 25 to 27 million ounces, now expected to be at the low end of the range, primarily due to unplanned downtime in the fourth quarter of 2026 ("Q4 2026") at Huaron to repair the primary grinding mill foundation and a higher ratio of gold-to-silver production at Cerro Moro. Silver Segment AISC of $15.75 to $18.25 per silver ounce are expected to be towards the low end of the range.
•2026 gold guidance revised(3): production of 660 to 680 thousand ounces compared to the previously indicated low end of the original guidance range of 700 to 750 thousand ounces. Gold Segment AISC of $2,000 to $2,150 per gold ounce, compared to prior guidance of $1,700 to $1,850 per gold ounce. Please refer to the "2026 Operating Outlook" section of this news release for further details.
•Strong liquidity position: $1.9 billion in cash, cash equivalents and short-term investments and $3.4 billion in total available liquidity, including $180 million of cash at Juanicipio and $1.5 billion available under the Company's amended senior unsecured revolving Credit Facility, as at September 30, 2026.
•$300 million returned to shareholders in Q3, through share repurchases and dividends, bringing year-to-date shareholder returns to $701 million. Over the nine-months ended September 30, 2026 ("YTD 2026"), approximately 9.6 million shares have been repurchased and cancelled.
•Quarterly dividend declared: $0.185 per common share, or approximately $76 million in aggregate, with respect to Q3 2026 was declared on November 4, 2026, payable on or about November 27, 2026, to holders of record of Pan American’s common shares as of the close of markets on November 16, 2026. The dividends are eligible dividends for Canadian income tax purposes. The declaration, timing, amount and payment of any future dividends remain at the discretion of the Company’s Board of Directors.
•Strategic investment in Cadillac Mines: Pan American completed the sale of its Larder exploration property in Ontario, Canada, resulting in Pan American owning approximately 5.6% of the issued and outstanding common shares of Cadillac Mines Corporation ("Cadillac Mines") on an undiluted basis. The Larder property comprises over 6,400 hectares along the Larder Lake Cadillac Break, immediately west of Cadillac Mines’ Kerr-Addison property.
•Juanicipio conveyor project completed: Construction of the underground transfer conveyor project at the Juanicipio mine was completed and commissioning is expected to be completed by the end of 2026. The conveyor is expected to improve efficiency and reduce the cost of transporting ore from the San José del Valle ramp to surface.
(1)References to "Attributable" refer to the Company's ownership share of results, which includes results from the operations that the Company has a 100% interest in, as well as from the operations, specifically Juanicipio and San Vicente, that the Company does not own a 100% interest in.
(2)Adjusted earnings, Attributable Free Cash Flow, AISC, and total available liquidity are non-GAAP measures; AISC are presented on an Attributable basis; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for a description of the composition and usefulness of these non-GAAP measures; please also refer to the Management Discussion and Analysis ("MD&A") for the period ended September 30, 2026, for a detailed reconciliation of these measures to the Q3 2026 Financial Statements.
(3)The 2026 Operating Outlook and the 2026 Quarterly Operating Outlook were provided in the Company's annual MD&A dated February 18, 2026 ("2025 Annual MD&A").
(4)The Company revised its outlook for Q3 2026 gold production, as per the Company's MD&A dated August 12, 2026.
(5)Silver Segment AISC are calculated net of credits for realized revenues from all metals other than silver and are calculated per ounce of silver sold on an Attributable basis.
(6)Gold Segment AISC are calculated net of credits for realized revenues from all metals other than gold and are calculated per ounce of gold sold.

PAN AMERICAN SILVER CORP.	2

Q3 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

PROJECT UPDATES
La Colorada Skarn, Mexico
With respect to the La Colorada Skarn Project, YTD 2026 project capital of $33 million was largely directed at: exploration drilling, initial advances of the 588 Decline Project, and engineering work. The contractor selected for excavating the 12.4 km, 588 Decline Project has fully mobilized equipment and personnel to site and completed 168 metres of advance on the ramp and 56 metres of secondary development to the end of October 2026 since initiating the first cut in August 2026. The 588 Decline Project is expected to take 4 years to complete, representing the longest-lead component of the La Colorada Skarn project. The second long-lead component, the hoisting and ventilation shafts, is planned to be submitted for approval by the board of directors in early 2027 following the selection of the contractor and progress on engineering work over the remainder of 2026.
Jacobina, Brazil
At the Jacobina mine, YTD 2026 project capital of $36 million was directed at: increased mine development to mitigate risks associated with seismicity; several studies as part of the optimization plan; the construction of two new carbon-in-pulp tanks, which were commissioned in Q3 2026; construction activities for upgrades to the main substation and motor control center; and infill exploration drilling directed towards expanding the mineral reserve and mineral resource base.
The Company continues to advance the four key projects under Jacobina's optimization plan, which are aimed at improving long-term operational efficiency. Engineering for the first-phase paste backfill plant is progressing, with permitting expected to commence and the plant submitted for approval by the board of directors in early 2027. Permitting and detailed engineering are targeted for completion by year-end 2027, with construction expected to be completed in early 2029. The Company is also advancing engineering and permitting activities for a tailings filtration plant and filter cake stacking facility, upgrades to the power supply, and extensive studies to assess the potential construction of a new, state-of-the-art processing facility to replace the existing plant.
Escobal, Guatemala
On September 22, 2026, the Ministry of Energy and Mines ("MEM"), in their capacity of leading the ILO 169 consultation process for Escobal, provided an update on the bilateral meetings that have occurred between the various government ministries and the Xinka representatives ("XP") over the past year, stating that the consultation process continues in compliance with the ruling issued by the Constitutional Court of Guatemala. The update also confirmed the advisors appointed to provide technical support to the XP in the bilateral meetings and in the final phase of the consultation process, as well as proposals made by the government ministries to address concerns raised by the XP. The update is available on the MEM's web page at https://mem.gob.gt/derecho-minero-escobal/. There is currently no timeline for the conclusion of the Escobal ILO 169 consultation process and no date for a restart of operations at the Escobal mine.
Timmins, Canada
For the Timmins Camp Project, the Company completed the drift to the Samson deposit from the active Timmins West workings in Q3 2026, which allows for further exploration drilling of this mineral resource; an initial crosscut from this drift through the deposit is planned over the next few months. The Company is also on track to complete the exploration drift to the Vogel deposit from the active Bell Creek workings in the first quarter of 2027. With the surface drilling of these deposits having been completed, the drills have moved to Gold River and surface drilling of that deposit has commenced, which will provide fresh samples to conduct further metallurgical testing of the deposit.
The conceptual plan for the Timmins Camp Project involves the phased development of these adjacent mineral resources to support potential production growth and extension of mine life at Timmins. In Q3 2026, the Company progressed the Preliminary Economic Assessment ("PEA") that will define the scope, schedule, costs, and benefits for the project, which it plans to complete in the first half of 2027.

PAN AMERICAN SILVER CORP.	3

Q3 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

CONSOLIDATED FINANCIAL AND OPERATIONAL RESULTS

		Three months ended September 30,
	Unit	2026	2025
FINANCIAL
Revenue	$M	$1,006	$855
Net earnings	$M	$357	$169
Basic earnings per share(1)(2)	$/share	$0.86	$0.45
Adjusted earnings(2)	$M	$287	$180
Basic adjusted earnings per share(1)(2)	$/share	$0.69	$0.48
Cash flow from operations	$M	$377	$313
ATTRIBUTABLE FINANCIAL(3)
Revenue	$M	$1,137	$885
Cash flow from operations	$M	$462	$328
Sustaining capital expenditures(4)	$M	$(85)	$(72)
Free cash flow(2)	$M	$377	$256
ATTRIBUTABLE PRODUCTION(3)
Silver Production	koz	6,070	5,462
Gold Production	koz	167.9	183.5
Zinc Production	kt	15.2	12.6
Lead Production	kt	7.7	6.2
Copper Production	kt	0.7	0.8
AISC(2)(3)
Silver Segment	$/Ag oz	$11.21	$15.43
Gold Segment	$/Au oz	$2,281	$1,697
AVERAGE REALIZED PRICES(5)
Silver	$/oz	$63.74	$39.08
Gold	$/oz	$4,267	$3,479
Zinc	$/t	$3,910	$2,768
Lead	$/t	$1,818	$1,955
Copper	$/t	$15,059	$9,791

	September 30, 2026	December 31, 2025
Shares outstanding end of period (thousands)	412,322	421,847
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for a description of the composition and usefulness of these non-GAAP measures; please also refer to the MD&A for the period ended September 30, 2026, for a detailed reconciliation of these measures to the Q3 2026 Financial Statements.
(3)Attributable financial, production and AISC figures are inclusive of Pan American's 44.0% interest in the Juanicipio mine less Pan American's non-controlling 5.0% interest in the San Vicente mine. Pan American uses the equity method to account for its interest in Juanicipio, as presented in the Company's Q3 2026 Financial Statements under Note 7 "Investment in Juanicipio".
(4)As included in the AISC reconciliation of payments for mineral properties, plant and equipment and sustaining capital, inclusive of Pan American's 44.0% interest in the Juanicipio mine and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine.
(5)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.
2026 OPERATING OUTLOOK
Based on production and costs to date, the Company reiterates its 2026 Operating Outlook for silver production, zinc, lead and copper ("base metal") production, Silver Segment AISC, and sustaining capital expenditures, as provided in the 2025 Annual MD&A. Project capital is now expected to be between $195 and $210 million in 2026 compared to the previous guidance range of $240 to $255 million, as per the MD&A for the period ended March 31, 2026, due to the timing of spending.
The Company now expects 2026 silver production to be at the low end of the annual 2026 guidance range of 25 to 27 million ounces, primarily due to unplanned downtime in Q4 2026 at Huaron to repair the primary grinding mill

PAN AMERICAN SILVER CORP.	4

Q3 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

foundation, as well as from a higher ratio of gold-to-silver production at Cerro Moro. The Company maintains its original outlook for Silver Segment AISC of $15.75 to $18.25 per silver ounce, with AISC expected to be towards the low end of the range.
The Company has revised its 2026 Operating Outlook for gold production to a range of 660 to 680 thousand ounces, reflecting below-plan gold production at Jacobina, El Peñon, Shahuindo and Timmins in 2026.
At Jacobina, the Company has reduced its full year production forecast to reflect measures being implemented during Q4 2026 to address deficiencies noted during a technical inspection from Brazil's National Mining Agency, mainly related to primary ventilation redundancies and completion of secondary egress in certain areas of the mine. Mine sequencing has been modified to allow the remediation work to occur, resulting in lower-than-planned production from affected areas and substitution of lower-grade material from unaffected areas. The Company has also increased processing of stockpile inventory to partially offset the reduced mine production. The Company expects that the remediation of the deficiencies and adjustments to mine sequencing will result in processing lower grade ores for the remainder of 2026. We are evaluating the potential impact on 2027 production.
In addition, the Company continues to manage risks associated with seismicity, as previously reported; these measures require increased pillar size, resulting in decreased mining rates in some higher-grade areas, partially offset by increased production from lower-grade areas in the mine and increased development rates to open new mining zones.
As previously reported, production at El Peñon has been impacted by underperformance in certain higher-grade stopes, resulting in lower gold grades. The Company is advancing plans for infill drilling in areas scheduled for production in 2027, while continuing resource-definition drilling and evaluating additional exploration targets with potential to define high-grade mineralization.
At Shahuindo, the revision reflects a deferral of some production due to an increase in leach pad inventory and the potential impacts from managing heavier-than-normal rainfall related to a very strong El Niño weather system during Q4 2026.
Timmins production in 2026 has been impacted by a delay in accessing higher grade stopes and grade underperformance.
Gold Segment AISC is now expected to be between $2,000 to $2,150 per gold ounce in 2026 as a result of: the lower estimated production; increased development rates at Jacobina and El Peñon; higher labour and consumables costs, driven in part by currency appreciation and energy markets; and the El Niño-related weather impact on operations.
Please see Pan American's 2025 Annual MD&A, for further details on the Company's original 2026 Operating Outlook, including the original breakdown of the 2026 Operating Outlook by quarter, and the MD&A dated August 12, 2026 for revisions to the original 2026 Operating Outlook. Please also refer to the "Cautionary Note Regarding Forward-Looking Statements and Information" at the end of this news release.

		YTD 2026 Operating Outlook	YTD Actual	Original 2026 Operating Outlook(1)	Revised 2026 Operating Outlook(2)
Attributable Silver Production	Moz	18.65 - 20.15	18.97	25.00 - 27.00	no change(3)
Attributable Gold Production	koz	517.5 - 554.0	503.1	700.0 - 750.0	660.0 - 680.0
Silver Segment AISC(4)	$/oz	15.09 - 17.42	12.20	15.75 - 18.25	no change
Gold Segment AISC (4)	$/oz	1,775 - 1,916	2,036	1,700 - 1,850	2,000 - 2,150
Sustaining Capital Expenditures	$M	247 - 263	252	320 - 340	no change
(1)The Original 2026 Operating Outlook was provided in the Company's MD&A dated February 18, 2026. The Original 2026 AISC forecasts assume average metal prices of $70.00/oz for silver, $4,200/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, and $10,000/tonne ($4.54/lb) for copper; and average annual exchange rates relative to 1 USD of $18.50 for the Mexican peso ("MXN"), $3.45 for the Peruvian sol ("PEN"), $1,427 for the Argentine peso ("ARS"), $7.00 for the Bolivian boliviano ("BOB"), $1.39 for the Canadian dollar ("CAD"), $950 for the Chilean peso ("CLP") and $5.50 for the Brazilian real ("BRL").

PAN AMERICAN SILVER CORP.	5

Q3 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

(2)The revised 2026 AISC forecasts assume YTD 2026 realized metal prices and exchange rates, and the following metal prices for Q4 2026: $60.00/oz for silver, $4,150/oz for gold, $3,800/tonne ($1.72/lb) for zinc, $1,800/tonne ($0.82/lb) for lead, and $14,000/tonne ($6.35/lb) for copper; and average exchange rates relative to 1 USD for Q4 2026 of: $17.50 for the Mexican peso ("MXN"), $3.40 for the Peruvian sol ("PEN"), $1,579 for the Argentine peso ("ARS"), $11.30 for the Bolivian boliviano ("BOB"), $1.40 for the Canadian dollar ("CAD"), $920 for the Chilean peso ("CLP") and $5.20 for the Brazilian real ("BRL").
(3)Attributable silver production is expected to be at the low end of the Original 2026 Operating Outlook range.
(4)AISC is a non-GAAP measure. Please refer to the "Alternative Performance (Non-GAAP) Measures" section of this news release for further information on this measure.
AISC, adjusted earnings, basic adjusted earnings per share, sustaining and project capital, Attributable revenue, Attributable cash flow from operations, Attributable Free Cash Flow, total available liquidity, and working capital are non-GAAP financial measures. Please refer to the "Alternative Performance (Non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's Q3 2026 Financial Statements and Q3 2026 MD&A. This material is available on Pan American’s website at https://panamericansilver.com/invest/financial-reports-and-filings/ on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
CONFERENCE CALL AND WEBCAST
Date:        Thursday, November 5, 2026
Time:        10:00 am ET (8:00 am PT)
Webcast:     https://event.choruscall.com/mediaframe/webcast
Participants can register for the conference at: https://dpregister.com
Upon registration, dial-in details will be displayed on screen and emailed as a calendar booking.
Those unable to register may join the call by dialing:
1-833-752-3507        (toll-free in Canada and the U.S.)
1-647-846-7282        (international participants)
Web Phone         https://hd.choruscall.com
The live webcast and presentation slides will be available at https://panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an

PAN AMERICAN SILVER CORP.	6

Q3 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•Attributable revenue, Attributable cash flow from operations, and Attributable free cash flow. Any reference to "Attributable" in this news release should be understood to reflect the Company's ownership share of results, which includes results from the operations that the Company has a 100% ownership interest in as well as from the operations, specifically the Juanicipio mine and the San Vicente mine, that the Company does not own a 100% interest in.
•Free Cash Flow is calculated as net cash generated from operating activities less sustaining capital expenditures. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.
•AISC. Any reference to “AISC” in this news release should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of impact from by-product metals (respectively, the "Silver Segment AISC" or "Gold Segment AISC"), presented on an Attributable basis. Pan American believes that AISC, calculated net of by-products, is a more comprehensive measure of the cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments at current operations ("sustaining capital"), as well as other items that affect the Company’s consolidated cash flow. AISC excludes capital investments that are expected to increase production levels or mine life beyond those contemplated in the base case life-of-mine plan ("project capital").
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as cash and cash equivalents plus short-term investments, plus undrawn amounts under the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid financial resources available to the Company.
•Project capital refers to investments that are expected to increase production levels or mine life beyond those contemplated in the base case life-of-mine plan. Project capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate capital investments that are directed at increasing production levels or mine life beyond those contemplated in the base case life-of-mine plan.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s MD&A for the period ended September 30, 2026 for a more detailed discussion of these and other non-GAAP measures and a detailed reconciliation of these measures in the Q3 2026 Financial Statements.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2026, our estimated AISC, and our sustaining and project capital expenditures in 2026; any anticipated benefits resulting from project capital expenditures; the anticipated dividend payment date of November 27, 2026; expectations regarding the continued delivery on the enhanced shareholder return framework announced earlier in the year; Juanicipio's expected contributions; expectations regarding the development of the La Colorada Skarn, project upgrades at Jacobina, and plans related to the Timmins Camp Project, including potential future submissions for approval to the board of directors of the Company, and any anticipated benefits to be derived from such projects; expectations regarding the completion of a

PAN AMERICAN SILVER CORP.	7

Q3 2026 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

preliminary economic assessment for the Timmins Camp Project in the first half of 2027; expectations regarding the ILO 169 consultation process with respect to Escobal; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate Credit Facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets, such as the Mexican peso ("MXN"), Peruvian sol ("PEN"), Argentine peso ("ARS"), Bolivian boliviano ("BOB"), Canadian dollar ("CAD"), Chilean peso ("CLP") and Brazilian real ("BRL") versus the United States dollar ("USD"); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

PAN AMERICAN SILVER CORP.	8